

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via Email
Jeffrey Wood
Chief Financial Officer
Eagle Rock Energy Partners, LP
1415 Louisiana Street
Suite 2700
Houston, TX 77002

> **Re:** **Eagle Rock Energy Partners, LP**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-33016**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 31, 2014**
> **File No. 001-33016**

Dear Mr. Wood:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant